LAW OFFICES OF

 DERENTHAL & DANNHAUSER LLP

LAKE MERRITT PLAZA

 1999 HARRISON STREET, 26TH FLOOR

OAKLAND, CALIFORNIA 94612

 (510) 350-3070

FACSIMILE: (510) 834-8309

July 19, 2013

BY EDGAR

Ms. Pamela A. Long, Assistant Director

Division of Corporation Finance

Securities and Exchange Commission

100 F Street, NE

Washington, D.C. 20549

Re:	ATEL 16, LLC (the “Company”)
Pre-Effective Amendment No. 2 to
Registration Statement on Form S-1
SEC File No. 333-188924

Dear Ms. Long:

Concurrently with this letter, we are filing pre-effective amendment no. 2 to the above referenced registration statement.

This letter includes our supplemental responses to the comments in your letter of July 2, 2013, addressed to Paritosh Choksi. The numbered paragraphs set forth below correspond to the numbered comments in your letter. References to revised language in the prospectus and registration statement are to pre-effective amendment no. 2.

General

1.	This will confirm that, prior to requesting effectiveness of the registration statement, we will have the FINRA Corporate Financing Department reviewer contact the Staff to confirm that FINRA has completed its review and has no objections to the underwriting arrangements, or, alternatively, we will forward to the Staff the FINRA “no objections” letter.

2.	Neither the registrant nor anyone else on its behalf will engage in communications in reliance on Section 5(d) of the Securities Act. All communications with potential investors will be made by means of the preliminary and final prospectus and approved sales materials, submitted for review as discussed in this letter, and only following the effective date of the offering. Prior to the effective date, the registrant will communicate with registered broker dealers to solicit their participation in the selling group. The registrant is not aware of any research reports about the registrant to be published or distributed in reliance upon Section 2(a)(3) of the Securities Act by any broker or dealer intending to participate in the selling group. We are aware that broker dealers, in determining whether to sign selling agreements perform internal due diligence reviews of the registrant and its sponsor, but any reports or opinions generated by these internal reviews are not shared with the registrant and are not intended for use or disclosure to prospective investors, but only for use in the due diligence investigations of the sponsor. As the registrant has no assets or operations prior to funding through the intended public offering, it can provide no information for use in research reports on its own prior operations or portfolio.

Ms. Pamela A. Long

July 19, 2013

3.	We will submit all supplemental sales materials to the Staff prior to any use of such materials. No such materials will be used prior to the effective date of the registration statement. No such materials are yet available for submission. We acknowledge the standards for such materials recited in the comment.

Summary of the Offering, page 4

Investment Portfolio, page 7

4.	The primary objective of the registrant is to generate regular cash distributions during its operating stage. A second objective is to generate sufficient investment cash flow to reinvest a portion of that cash flow in additional portfolio assets during the operating stage, with the objective of thereby enhancing the rate of return on investor capital. To achieve those objectives while assuring the priority of regular cash distributions, the registrant's Operating Agreement requires that distributions from operating cash flow be made in the specified minimum amounts before the Manager can cause any additional operating revenues to be reinvested in additional assets. This is a material term of the registrant's primary investment objectives.

The threshold for minimum distributions has been established at 7% to 9% per annum through the end of the Operating Stage based on the sponsor's lease and loan pricing strategies as they have been implemented by prior programs and demonstrated by prior program performance. While lease and loan rates are subject to negotiation and the terms of each individual transaction, a standard target for the sponsor is a rate at least 5% in excess of the prevailing average yield on five-year U.S. Treasury Bonds. The sponsor has set the cash distribution threshold for reinvestment within the 7% to 9% range to be calculated as 4% in excess of that five-year yield rate, which is expressly provided in the Operating Agreement as the method for determining the minimum distribution prior to reinvestment. See the discussion under the caption "Income, Losses and Distributions - Reinvestment."

The statement of the registrant's objective to achieve cash distributions in stated minimum amounts prior to reinvestment is not intended to be, and is not presented as, a statement regarding a return on investment or an investment yield objective. As stated in the initial bullet point on the cover page, in the initial risk factor under "Summary - Risk Factors" on page 4, and in the initial risk discussed under "Risk Factors," most of the distributions will be a return of capital, not return on capital. In each case, the distributions required prior to reinvestment of cash flow are stated as an annual percentage of capital contributions, not return on investment or investment yield. Furthermore, see the statements in the paragraph following the principal investment objectives (i) through (iii) under the caption "Investment Objectives and Policies - Principal Investment Objectives," which have been added to the statement of objectives under "Summary of the Offering - Investment Portfolio."

Ms. Pamela A. Long

July 19, 2013

As noted, the range of cash distribution objectives has been established based on the sponsor's investment pricing strategy and its experience in implementing that strategy over the past 27 years and 14 prior public leasing programs. All of the prior programs have operated consistently with similar objectives, with required minimum cash distribution thresholds ranging from 9% to 12%, depending on the vintage of the program. All of the prior public leasing programs have cash distribution histories consistent with these objectives, achieved during leasing and financing operations covering a wide variety of economic and market conditions since 1986. The registrant understands that past performance cannot be used to project future results and it does not present its track record in that manner. This past experience does, however, support the Fund's cash distribution objectives and the description of these objectives in the registrant's disclosure.

As the cash distribution threshold prior to reinvestment is presented consistently as a material component of the primary program investment objectives, not as a projection of investment yield, with appropriate prominent disclosure about the nature of all cash distributions, the registrant believes that its presentation is not only appropriate but a necessary statement of the primary objectives of the program.

Risk Factors, page 11

The registrant will be subject to exemptions from certain reporting and disclosure requirements ... page 17

5.	See the revision to the cited risk factor.

Management Compensation, page 22

6.	Item 4.B. of Guide 5 mandates disclosure of the maximum dollar amount of front end fees and compensation, and that maximum front end compensation is set forth in the summary table under the heading "Offering and Organization." For other management compensation items, Guide 5 requires "specifying dollar amounts where possible." For the reasons provided below, the registrant does not believe it can provide any reliable dollar amount estimates for the Asset Management Fee in the table, so has left "not determinable" in the table as an accurate statement. The registrant has nevertheless provided added narrative disclosure regarding the fee calculation and examples of that calculation for each stage, in response to this comment.

The registrant will acquire its Portfolio Assets with a combination of net offering proceeds, proceeds from borrowing, and, subject to the required minimum distributions to Unit holders, excess portfolio cash flow. The net offering proceeds will be raised over a period of up to two years. Generally, subject to the rate of its capital raising efforts and the timing of its investments in Portfolio Assets, the registrant expects to acquire assets initially with offering proceeds and then to incur debt using the initial portfolio as collateral to acquire additional investments during its Offering and Operating Stages. The registrant cannot predict in advance when it will seek to leverage additional portfolio, or the amount of leverage that will be available on reasonable terms when its seeks to finance additional investments with debt capital, nor can it predict the amount of excess cash flow from operations that may be available for investment from time to time. The Portfolio Assets will include a variety of lease and loan terms, and equipment may be re-leased or sold, and loans may be re-extended or terminated, upon completion of initial terms. As a consequence, the mix of the registrant's Portfolio Assets will be expected to change from month throughout the registrant's term and the Asset Management Fee based on the total Portfolio Assets each month will vary accordingly. For the foregoing reasons, the aggregate Purchase Price of Portfolio Assets, or the amount of the registrant's total assets, on which the Asset Management Fee will be calculated from time to time, cannot be determined with any accuracy, whether at the minimum offering amount, the maximum offering amount or an amount in between those figures. However, the registrant has added examples of the fee calculation for purposes of illustration, using a round number for the Portfolio Assets at the Offering and Operating Stages and a significantly reduced total assets number for the Liquidating Stage, consistent with its expectations and past experience during the final stages of its equipment programs.

Ms. Pamela A. Long

July 19, 2013

Investment Objectives and Policies, page 28

Equipment Leasing Industry and Competition, page 39

7.	Outdated or undated statements drawn from industry sources have been deleted. The registrant is assembling updated industry information from the cited sources with the objective of using information current through December 31, 2012. Some of this information is not yet available from the sources who compile and publish it. To the extent the registrant seeks to include industry statistics, updated information, including any industry statistics and quotes to be used in supplemental sales material, will be included in a subsequent amendment.

Prior Performance Summary, page 62

8.	The registrant understands that Guide 5 imposes limits on the quantity and type of information it recommends for presentation as track record because an excess of information makes the information presented less accessible and less meaningful to the investor. The registrant has prepared its prior performance disclosure with an eye to assuring that it presents both a thorough but accessible sponsor prior performance disclosure, given the content and context of its sponsor's track record. It understands that both its narrative disclosure in the body of the prospectus and its tabular presentation in Exhibit A vary in some respects in form and content from the guidelines set forth in Guide 5. However, in each case, the registrant believes the variance enhances, rather than detracts from, the investor's ability to understand the substance of the sponsor's track record. The registrant would note that the form and content of its narrative and tabular prior performance information is substantially the same as it has used in the disclosure for each of the sponsor's fully reviewed prior public programs. This letter will seek to provide the basis for its variances from Guide 5's direction in response to this comment as well as comments numbers 9, 11 and 12.

Ms. Pamela A. Long

July 19, 2013

As you are aware, Guide 5 was drafted specifically as a guide for registration statements relating to real estate limited partnerships. Because other types of self-liquidating, non-traded, tax pass-through, asset pool limited partnerships and limited liability companies have many disclosure issues in common with the real estate limited partnerships of the 1980s, the Staff applies Guide 5 to all similar direct investment registration statements, including those filed by equipment financing programs such as the registrant. But real estate investment and investment in equipment financing have certain important and distinct differences.

Many real estate sponsors in the 1980s would have multiple programs offered in any given year, so a period of ten years might involve presentation of 25 or 30 prior programs. Over the course of 27 years, the registrant's sponsor has offered a total of 14 prior public equipment leasing programs. These programs have been offered consecutively without any significant interruption, and the brief summary presentation all of these similar prior programs provides a clear picture of the sponsor's history with equipment leasing and financing programs during a variety economic conditions and investment markets over the course of recent historical periods. We would note that listing brief summaries of all prior programs, including those terminated more than ten years ago requires only approximately two pages of text and the three programs outside the ten year window take up only three short paragraphs within that two page summary. The registrant believes that the minimal added quantity of information does not interfere with an investor's ability to access material information, but nevertheless assists in rounding out a full picture of the sponsor's prior performance history.

9.	The registrant believes that the Guide 5 treatment of "properties" and their acquisition and disposition is one of the areas in which appropriate disclosure for real estate programs differs most significantly from disclosure for equipment leasing funds, particularly equipment leasing programs with investment objectives that permit a wide variety of investments that vary significantly in size and type.

As noted in the comment, the Guide 5 summary is to include the "number of properties purchased, the type, location and method of financing." All of these characteristics are important to real estate programs, but do not provide meaningful information in evaluating equipment leasing and financing transactions. For the reasons discussed below, this specified summary information has not been used and the sponsor's programs have instead provided examples of prior program portfolios in the prospectus itself, in the form of Table VI in Exhibit A. The discussion of possible equipment portfolio types in the prospectus, combined with the example of portfolios of prior programs provide a clear picture of the sponsor's acquisition policies and portfolio structuring methods.

Each real estate asset is deemed unique and a single program might purchase one to ten properties, for example, with the number of transactions important to the scope of the sponsor's prior programs and other factors. A single equipment program may purchase hundreds of individual pieces of equipment under dozens of equipment schedules and the number of individual transactions loses the meaning it may have for a real estate program. The types of properties targeted and acquired by real estate programs fall, generally, into certain basic categories of property held for rental income and/or capital

Ms. Pamela A. Long

July 19, 2013

appreciation, such as office buildings, multi-family residential properties, shopping center/commercial properties, industrial or agricultural properties or lodging properties. Each is considered a "real estate operation acquired" for purposes of SEC accounting and disclosure rules that are not applied to equipment programs. Equipment types vary much more widely (see for example the types of equipment listed in Table VI as acquired by prior programs). The types of equipment acquired may have an impact on the program, but each item is not considered unique or a separate business operation, as in real estate. The geographic location of specific real estate investments is important, as each real estate market may have unique characteristics or trends. Location of equipment may be of some interest, but in most cases it is not permanent, even within the scope of a single lease. The location of a lessee may be a factor in diversification, but it too is not permanent as lessees may move and equipment may be transported by the lessee or in the case of a re-lease may be leased to a new lessee in a new location. The method of financing in real estate typically refers to whether the acquisition is an all cash transaction or leveraged, and if leveraged, whether the debt is seller financed, long term and fully amortizing or short term involving a balloon principal payment on maturity, and whether is it a fixed interest obligation or variable. Equipment debt financing is more standardized, with asset-based credit facilities tied to portfolio factors, not mortgage loans based on the appraised value of individual assets at the time of financing or other similar real estate financing factors.

For these reasons, the sponsor has always presented prior program acquisition tables in its program prospectuses as examples of its past portfolio strategies for programs with similar investment objectives.

The Fund as an Emerging Growth Company, page 72

10.	See the added language in the cited discussion.

Exhibit A

11.	As discussed above in response to comments 8 and 9, Guide 5 was designed to present the results of real estate programs, not equipment leasing programs. The information material to an investor in a leasing program differs in some respects from that designed for a real estate program. The registrant describes in general terms the types of equipment, leases and lessees in which it intends to invest. The registrant believes that presentation of equipment portfolio information from prior programs with identical investment objectives provides material information to investors that is important to their understanding of the stated investment objectives and management’s ability to fulfill those objectives in past programs. We would point out that the Staff has permitted such presentation for the past 26 years in the prior 14 public equipment leasing offerings.

12.	The registrant has sought to provide meaningful information to prospective investors. In order to do so, it has presented tabular information for the five most recent public programs in all but Table IV (completed programs). The registrant believes this provides a consistent presentation of programs in various stages of their respective cycles and so gives an investor meaningful information on programs with virtually identical investment objectives. To follow the Guide 5 format strictly would omit significant information.

Ms. Pamela A. Long

July 19, 2013

For example: if the Table I and Table II guidelines were followed, only one program would be listed, ATEL 14, LLC; and if the Table III guidelines were followed, operating results for only two programs would be presented, ATEL 12 and ATEL 14. With regard to Tables V and VI, presentation of all dispositions and acquisitions by these same programs, the five most recent programs, provides the best information to illustrate the type of portfolio acquisition and disposition process that is discussed only prospectively for the registrant.

Table II generally follows the guidelines, except that it omits separate statement of the proceeds from sale of real estate and the sponsor's share of sale proceeds and compensation. None of that information is significant in an equipment program in which no capital appreciation is realized and the compensation from any residual proceeds is distributed in the same manner as any other operating revenue. The other variance is to present full information for five programs rather than full information for one program and aggregate information for only the most recent three years covering another nine programs, the other four recent programs plus five older programs. Again, the full information for the five most recent programs would seem to provide the clearest picture of the management's compensation by prior programs.

Undertakings

13.	Please accept our apologies. For some reason in the conversion and printing process, all "fi" and "fl" combinations were dropped and it resulted in a number of late typos to Part II and the cover page. These have been corrected.

The registrant's "Tandy" representation letter is being filed separately by EDGAR.

Please contact the undersigned with any questions or comments concerning this filing.

Very truly yours,

/s/ Paul J. Derenthal
Paul J. Derenthal

cc:	Melissa Rocha, Senior Assistant Chief Accountant
Erin Jaskot, Staff Attorney
Jeff Gordon, Staff Accountant
Division of Corporation Finance
Securities and Exchange Commission

Mr. Dean L. Cash
Mr. Paritosh Choksi
Mr. Samuel Schussler
Vasco Morais, Esq.